77 C - Matters submitted to a vote of security holders

CONSENT OF SOLE SHAREHOLDER

	Pursuant to the provisions of Article II, Section
9 of the By-Laws of The Motley Fool Funds Trust (the
"Trust"), a statutory trust organized under the laws of the State of Delaware, the undersigned, being the sole holder of the shares of the initial series of the Trust known as Motley Fool Independence Fund (the
"Fund") as of the date hereof, hereby consents to take the following action without a meeting, effective as of March 25, 2009:

RESOLVED, that the Investment Advisory Agreement between the Trust, on behalf of the Fund, and Motley Fool Asset Management, LLC be, and hereby is, approved; and further

RESOLVED, that Peter Jacobstein, Stephen L. Boyd,
Kate O'Neil and Gary Langbaum are hereby elected as Trustees of the Trust.

	IN WITNESS WHEREOF, the undersigned has caused this consent to be duly executed on the 25th day of March, 2009.


By:  /s/ Peter Jacobstein
      Name:  Peter Jacobstein